As filed with the Securities and Exchange Commission on July 2, 2002.

                                             Registration No.  -----------------
                                                               -----------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

                  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  [X]

                        Pre-Effective Amendment No. _                      [ ]

                       Post Effective Amendment No. _                      [ ]

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                               Amendment No. _                             [ ]

                            ------------------------
                      AMERITAS VARIABLE SEPARATE ACCOUNT VL

                                  (Registrant)
                            ------------------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                   (Depositor)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-1122
                            ------------------------
                                DONALD R. STADING
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-7465
                            ------------------------


            Approximate Date of Proposed Public Offering: As soon as
                       practicable after effective date.

    TITLE OF SECURITIES BEING REGISTERED: SECURITIES OF UNIT INVESTMENT TRUST

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                             AVLIC EXECUTIVE SELECT
                              CONTENTS OF FORM N-6

PART A:  INFORMATION REQUIRED IN A PROSPECTUS
Form N-6 Item Heading in Prospectus

Item 1.  Front and Back Cover Pages
              (a) Front Cover Page............................Front Cover Page
              (b) Back Cover Page.............................Back Cover Page
Item 2.  Risk/Benefit Summary: Benefits and Risks
              (a) Contract Benefits...........................POLICY SUMMARY
              (b) Contract Risks..............................      "
              (c) Portfolio Company Risks.....................      "
Item 3.  Risk/Benefit Summary: Fee Table......................CHARGES AND CREDITS TABLES
Item 4.  General Description of Registrant, Depositor and Portfolio Companies
              (a) Depositor...................................Front Cover Page (more in SAI)
              (b) Registrant..................................INVESTMENT OPTIONS-Separate Account Variable
                                                              Investment Options
              (c) Portfolio Companies.........................        "
              (d) Portfolio Company Prospectus................        " ; Appendix A
              (e) Voting......................................        "
Item 5.  Charges
              (a) Description.................................CHARGES AND CREDITS TABLES; CHARGES
              (b) Portfolio Company Charges...................                  "
              (c) Incidental Insurance Charges................N/A
Item 6.  General Description of Contracts
              (a) Contract Rights.............................POLICY SUMMARY; INVESTMENT OPTIONS;
                                                              OTHER IMPORTANT POLICY INFORMATION; POLICY DISTRIBUTION
              (b) Contract Limitations........................                  "
              (c) Contracts or Registrant Changes.............INVESTMENT OPTIONS-Adding, Deleting or Substituting Variable
                                                              Investment Options; OTHER IMPORTANT POLICY PROVISIONS-Policy Changes
              (d) Other Benefits..............................N/A
              (e) Class of Purchasers.........................OTHER IMPORTANT POLICY PROVISIONS-Policy Application and Issuance.
Item 7.  Premiums
              (a) Purchase Procedures.........................                  "
              (b) Premium Amount..............................                  "
              (c) Premium Payment Plans.......................                  "
              (d) Premium Due Dates...........................                  "
              (e) Automatic Premium Loans.....................N/A
              (f) Sub-Account Valuation.......................OTHER IMPORTANT POLICY PROVISIONS-Policy Value
Item 8.  Death Benefits and Contract Values
              (a) Death Benefits..............................POLICY DISTRIBUTIONS-Death Benefit
              (b) Charges and Contract Values.................CHARGES AND CREDITS TABLES; CHARGES; OTHER IMPORTANT POLICY
                                                              PROVISIONS-Policy Value
Item 9.  Surrenders, Partial Surrenders, and Partial Withdrawals
              (a) Surrender...................................POLICY DISTRIBUTIONS-Full Surrender
              (b) Partial Surrender and Withdrawal............         " -Partial Withdrawal
              (c) Effect of Partial Surrender and Withdrawal..         "        "
              (d) Sub-Account Allocation......................OTHER IMPORTANT POLICY PROVISION-Policy Application and Issuance
              (e) Revocation Rights ..........................                  " - "Free Look" Rights
Item 10. Loans
              (a) Availability of Loans.......................POLICY DISTRIBUTIONS-Policy Loans
              (b) Limitations.................................                  "
              (c) Interest....................................                  "
              (d) Effect on Cash Value and Death Benefit......                  "
              (e) Procedures..................................                  "
Item 11. Lapse and Reinstatement
              (a) Lapse.......................................OTHER IMPORTANT POLICY PROVISIONS-Lapse and Grace Period
              (b) Lapse Options...............................                  "
              (c) Effect of Laps..............................                  "
              (d) Reinstatement...............................                  " - Reinstatement
Item 12.      Taxes
              (a) Tax Consequences............................TAX MATTERS
              (b) Effect......................................        "
Item 13. Legal Proceedings....................................OTHER IMPORTANT POLICY PROVISIONS-Legal Proceedings
Item 14. Financial Statements.................................See Statement of Additional Information, below.

PART B        Information Required in a Statement of Additional Information
Form N-6 Item                                                 Heading in Statement of Additional Information

Item 15. Cover Page and Table of Contents
              (a) Cover Page..................................Cover Page
              (b) Table of Contents ..........................        "
Item 16. General Information and History
              (a) Depositor...................................About Our Company
              (b) Registrant..................................see prospectus, INVESTMENT OPTIONS
              (c) History of Depositor and Registrant.........About Our Company; see prospectus, INVESTMENT OPTIONS-Separate Account
                                                              Variable Investment Options
              (d) Ownership of Sub-Account Assets.............see prospectus, INVESTMENT OPTIONS-Separate Account Variable
                                                              Investment Options
              (e) Control of Depositor........................About Our Company
Item 17. Services
              (a) Expenses Paid by Third Parties..............N/A
              (b) Service Agreements..........................N/A
              (c) Other Service Providers.....................N/A
Item 18. Premiums
              (a) Administrative Procedures...................see prospectus, OTHER IMPORTANT POLICY PROVISIONS-Policy Application
                                                              and Issuance
              (b) Automatic Premium Loans.....................N/A
Item 19. Additional Information About Operation of Contracts and Registrant
              (a) Incidental Benefits.........................see prospectus, OTHER IMPORTANT POLICY PROVISIONS
              (b) Surrender and Withdrawal....................see prospectus, CHARGES AND CREDITS TABLE; CHARGES;
                                                              POLICY DISTRIBUTIONS
              (c) Material Contracts Relating to The Registrant..N/A
Item 20. Underwriters
              (a) Identification    Underwriter
              (b) Offering and Commissions....................Distribution of the Policy
              (c) Other Payments    ..........................         "
              (d) Commissions to Dealers......................         "
Item 21.      Additional Information about Charges
              (a) Sales Load        ..........................see prospectus, CHARGES AND CREDITS TABLES; CHARGES
              (b) Special Purchase Plans......................More Information on Charges
              (c) Underwriting Procedures.....................             "
              (d) Increases in Face Amount....................see prospectus, POLICY DISTRIBUTIONS-Death Benefit
Item 22. Lapse and Reinstatement..............................see prospectus, OTHER IMPORTANT POLICY PROVISIONS-Lapse and
                                                              Reinstatement
Item 23. Loans
              (a) Loan Provisions.............................see prospectus, OTHER IMPORTANT POLICY PROVISIONS-Policy Loans
              (b) Amount Available  ..........................                  "
              (c) Effect on Cash Value and Sub-Accounts.......                  "
              (d) Interest....................................                  "
              (e) Other Effects...............................                  "
Item 24. Financial Statements
              (a) Registrant..................................Financial Statements
              (b) Depositor...................................Financial Statements
Item 25. Performance Data
              (a) Calculation.................................Performance Data
              (b) Quotation...................................                  "
Item 26. Illustrations
              (a)  Narrative Information......................see prospectus, back cover page-Illustrations
              (b)  Headings...................................                  "
              (c)  Premiums, Ages.............................                  "
              (d)  Rating Classifications.....................                  "
              (e)  Years......................................                  "
              (f)  Illustrated Values.........................                  "
              (g)  Rates of Return............................                  "
              (h)  Portfolio Company Charges..................                  "
              (i)  Other Charges..............................                  "
              (j)  Additional Information.....................                  "


PROSPECTUS: October ___, 2002

EXECUTIVE SELECT
Flexible Premium
Variable Universal Life Insurance Policy
                                          Ameritas Variable Separate Account VL


     This prospectus describes the Policy, especially its Separate Account. The Policy is designed for use by employers for funding key-executive non-qualified deferred compensation plans. The Policy is designed to help you, the Policy Owner, provide life insurance protection while having flexibility, within limits, as to the amount and timing of premium payments, the amount of the death benefit, and in how to invest your Policy value. The value of your Policy will go up or down based on the investment performance of the investment options you choose. The amount of the death benefit can also vary as a result of investment performance.

     You may allocate all or part of your Policy value among a variety of variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from several prominent portfolio managers (see Appendix B of this prospectus).

     You may also allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

             The Securities and Exchange Commission ("SEC") does not
             pass upon the accuracy or adequacy of this prospectus,
               and has not approved or disapproved the Policy. Any
              representation to the contrary is a criminal offense.

           This prospectus may only be used to offer the Policy where the Policy may lawfully be sold. The Policy, and certain
           features described in this prospectus, may not be available in all states.

              No one is authorized to give information or make any
       representation about the Policy that is not in this prospectus. If anyone does so, you should not rely upon it as being accurate or adequate.


          NOT FDIC INSURED - MAY LOSE VALUE - NO BANK GUARANTEE

             Ameritas Variable Life Insurance Company (we, us, our)
            Service Center, P.O. Box 82550, Lincoln, Nebraska 68501.
                      1-800-745-1112. variable.ameritas.com
                              ---------------------

                        This page is intentionally blank.

TABLE OF CONTENTS                                          Begin on Page

     POLICY SUMMARY..............................................4
     CHARGES & CREDITS TABLES....................................6
     INVESTMENT OPTIONS..........................................8
         Separate Account Variable Investment Options
         Fixed Account Fixed Interest Rate Option
         Transfers
         Third-Party Services
         Model Asset Allocation
         Systematic Transfer Programs
           (Dollar Cost Averaging, Portfolio Rebalancing,
           Earnings Sweep)
     CHARGES....................................................11
         Transaction Fees
           (Percent of premium Charge, Partial Withdrawal
           Charge, Transfer Fee)
         Monthly Deductions from Policy Value
           (Cost of Insurance Charge, Administrative Charges,
           Cost of Optional Features)
         Daily Deduction from Separate Account Assets
           (Risk and Administrative Expense Charges, Portfolio
           Charges)
     OTHER IMPORTANT POLICY INFORMATION.........................13
         Policy Application and Issuance Policy Value
         Misstatement of Age or Sex Suicide Incontestability
         Telephone Transactions Lapse and Grace Period
         Reinstatement Delay of Payments or Transfers
         Beneficiary Policy Changes
         "Free Look" Rights Optional Features Legal Proceedings
          How to get Financial Statements
     POLICY DISTRIBUTIONS.......................................18
         Death Benefit
         No Maturity Date
         Policy Loans
         Full Surrender
         Partial Withdrawal
         Payment of Policy Proceeds
     TAX MATTERS................................................22
         Life Insurance Qualification
         Special Considerations for Corporations
         Tax Treatment of Loans & Other Distributions
         Other Policy Owner Tax Matters
     APPENDIX A:
         Employee Benefit Plan Information Statement............25
     APPENDIX B: Variable Investment Option Portfolios..........26
     DEFINED TERMS..............................................27
     LAST PAGE...............................................Last Page
         Thank You/ If You Have Questions
         IMSA
         Illustrations
         Statement of Additional Information;
           Registration Statement
         Reports to You

Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                             Ameritas Variable Life
                               Insurance Company,
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O"Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              variable.ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

Sending Forms, Written Notice and Written Requests in "Good Order." If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order". We can only act upon requests that are received in good order.

Remember, the Correct Form is important for us to accurately process your Policy elections and changes. Many can be found on the on-line services section of our Web site. Or, call us at our toll-free number and we'll send you the form you need.

                            Make checks payable to:
                   "Ameritas Variable Life Insurance Company"

POLICY SUMMARY

Refer to the Policy for the actual and complete terms of the Policy. You may obtain a copy from us.

         The EXECUTIVE SELECT Policy is flexible premium variable universal life insurance designed for use by employers for long-term funding of key-executive non-qualified deferred compensation plans. The Policy will usually be unsuitable for short-term savings or short-term life insurance needs. We are obligated to pay all amounts promised under the Policy. The Policy pays death benefit proceeds to the Policy beneficiary upon the insured's death, or pays a Cash Surrender Value to you if you surrender the Policy. The insured must be at least 18 and not over age 85 on the insured's birthday nearest the Policy issue date. We will only issue the Policy for an initial specified amount of insurance coverage of $100,000 or more which may be a combination of base policy coverage and optional term insurance rider.

         You have flexibility under the Policy. Within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the investment options. You may allocate Policy premium and value among several different variable investment options where you can gain or lose money on your investment, or to a fixed rate option where we guarantee you will earn a fixed rate of interest. You can take out a Policy loan, make a partial withdrawal, or surrender your Policy completely, subject to certain restrictions. However, loans, partial withdrawals and surrenders may be subject to income tax and penalty tax.

         Your Policy value and Death Benefit will go up or down as a result of the investment experience of your Policy. Even if you pay Planned Periodic Premiums, your Policy could lapse if the Policy value is not enough to pay the Policy's charges. Your Policy's Death Benefit will never be less than the then current Specified Amount of insurance coverage less any outstanding loans and loan interest, and less any due but unpaid Policy charges. The Policy remains in force until surrendered for its Cash Surrender Value, or all proceeds have been paid as a death benefit, or until it lapses because the Cash Surrender Value is insufficient to keep the Policy in force.

         Buying a Policy might not be advisable if it is just replacing existing life insurance. You may wish to consult with your financial or insurance adviser.

`        COMPARISON TO OTHER POLICIES AND INVESTMENTS

         Compared to other life insurance. The Policy is like fixed-benefit life insurance except for its investment features, the flexibility to vary the amount and timing of premium payments and, within limits, to change the death benefit. Another difference is that the Policy value and death benefit may vary to reflect the investment experience of the variable investment options you select, so you have both the investment risk (including possible loss of value) and opportunity, not us.

A significant advantage of the Policy is that it provides the ability to accumulate capital on a long-term tax-deferred basis while providing benefits such as life insurance protection through death benefits, lifetime income payments, and the potential for tax-free income during the insured's life.

         Compared to mutual funds. Although the underlying portfolios of the Separate Account operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy is different. Unlike publicly traded mutual funds, the Policy has these features:

o    Provides death benefit insurance protection.
o Can lapse with no value if the Cash Surrender Value is not enough to pay charges or loan interest.
o Can provide settlement option payments for the rest of your life or for some other period.
o You can transfer money from one underlying investment portfolio to another without tax liability.
o Dividends and capital gains distributed by the variable investment options' underlying portfolios are automatically reinvested and are reflected in the portfolio's value.
o Insurance-related charges not associated with direct mutual fund investments.
o Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although (a) such earnings are exempt from taxation if received as a death benefit (special tax considerations may apply if the Policy is owned by a business or used to fund certain business purposes) and (b) taxation is deferred until such earnings are distributed as a full surrender or partial withdrawal.
o Most states allow you a "right to examine" period to review your Policy and cancel it for a return of premium paid. (See a Policy for details.)
o By purchasing interests in the Separate Account Subaccounts, you select the portfolios in which we then invest your money. We own the Separate Account assets, but they are held separately from our other assets.

             Information about the risks of each variable investment
                 option is contained in the portfolio prospectus for each option. You may obtain a copy from us.

                                      -4

         POLICY OPERATION & FEATURES

Premiums.
o Premium is used to create Policy value to cover Policy charges and to generate investment earnings.

Charges Deducted from Premium
o    Percentage of Premium Charge: currently 3%.

Investment Options.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer between investments, subject to limits. Asset Allocation, dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

Charges Deducted from Assets.
(See CHARGES & CREDITS TABLES on next pages.)

Transaction Fees:
o    Percentage of Premium Charge.
o    Surrender and partial withdrawal charges, if any.
o    Transfer fee, if any.

Periodic Charges (monthly from Policy value):
o    Cost of Insurance Charge.
o    Administrative Charges.
o    Charges for selected optional features.

Periodic Charges (daily from Separate Account assets only):
o    Risk charge.
o    Asset -based administrative expense charge.
o    Underlying portfolio investment advisory charges and operating expenses.

Loans
o You may borrow a limited amount of Policy value. Each loan must be at least $200. Interest accrues on outstanding loan amounts. After the 10th Policy Year, loans at a lower interest rate may be available.

Surrenders.
o You can surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Policy value. Applicable charges are shown in the CHARGES & CREDITS TABLES, next page.

Maturity Date
o    None.
                    -----------------
                        Premiums to
                        Your Policy
 ---------------------------------------------------------
        Ameritas Variable Life Insurance Company
---------------------------------------------------------
               Charges Deducted from Premium
---------------------------------------------------------
                   Investment Options
-------------- -- ---------------------------------------
    Fixed
   Account           Ameritas Variable Life Insurance
                       Company Separate Account VL
Policy value
 receives a            Variable Investment Options
 guaranteed       Policy value may vary daily depending
    fixed           upon the investment performance of
  interest              the underlying portfolios.
    rate.
-------------- -- ---------------------------------------
                             The Subaccounts
------------- -- ------------ ------------- ------------
                       A            B           Etc.
-------------- -- ------------ ------------- ------------
                  Underlying    Underlying      Etc.
                  Portfolio A  Portfolio B
--------------    ------------ ------------- ------------
         Charges (Deductions from Policy value)
-------------------    ---------------    ---------------
                                              Death
                       Surrender all        Benefits:
      Loans              or part of        Option A or
                         the Policy          Option B
-------------------    ---------------    ---------------
                     ----------------------------------
                            Paid in Annuity Income
                                  or Lump Sum
                     ----------------------------------

Death Benefit.

o    Two death benefit options are available:

     Option A: essentially a level death benefit that includes total Policy value within the specified amount; or Option B: pays the total Policy value in addition to the specified amount. Death Benefit proceeds are reduced by any Policy loan balance, unpaid loan interest, and any monthly deductions due but unpaid at death.
     See the POLICY DISTRIBUTIONS: Death Benefits section for details.

Settlement Income.

o Amounts surrendered or death benefit proceeds can be paid out under several different payment options.

CHARGES & CREDITS TABLES   (some charges are rounded)

         The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you pay a premium, surrender the Policy, or transfer Policy value between investment options.

-----------------------------------------------------------------------------------------------------------------------
                                                                                                         Guaranteed
TRANSACTION FEES                                              When Deducted             Current           Maximum
---------------------------------------------------------- ----------------------- ----------------- ------------------
'  PERCENT OF PREMIUM CHARGE                                 % of each premium.           3%                5%
                                                            Refund 100% of first
                                                            year charge upon surrender
                                                            in Policy Year 1; 50% in
                                                            Policy Year 2; 0%
                                                            thereafter
---------------------------------------------------------- ----------------------- ----------------- ------------------
'  SURRENDER CHARGE                                                  N/A                  NONE              NONE
---------------------------------------------------------- ----------------------- ----------------- ------------------
'  PARTIAL WITHDRAWAL CHARGE
     (lesser of % of withdrawal amount or dollar amount)    Upon each withdrawal.       2% or $25          2% or $50
---------------------------------------------------------- ----------------------- ----------------- ------------------
'  TRANSFER FEE (per transfer)                            First 15 transfers per year     NONE              NONE
                                                           Each additional transfer:      NONE               $10
---------------------------------------------------------- ----------------------- ----------------- ------------------
The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including subaccount portfolio operating fees and expenses.
---------------------------------------------------------- ----------------------- ----------------- ------------------
 PERIODIC CHARGES                                                                                      Guaranteed
(other than subaccount portfolio operating expenses)            When Deducted           Current          Maximum
-----------------------------------------------------------------------------------------------------------------------

MONTHLY DEDUCTION FROM POLICY VALUE
         Several of the charges below vary based on individual characteristics. The cost shown for these charges may not be representative of the charge you will pay. Ask for a Policy illustration or see your Policy for the charge applicable to you.
         "Footnotes" to certain charges below:

(1) Rate varies by insured's sec, issue age, risk class, and the length of time the Policy has been in force.
(2)      Rate varies by insured's sex, issue age, and risk class.
(3) Rate varies by insured's sex, and age and risk class at the time of the increase.
(4)      Rate varies by insured's sex and attained age.
(5) Rate varies by insured's sex and issue age at the time the rider is added to the Policy.
(6) "Example" charges assume an insured who is male, issue age 45, guaranteed issue non-tobacco risk class.
(7)      "Example" charges assume Policy is in its first Policy Year.
(8)      "Example" charges assume increase occurs after five Policy Years.

---------------------------------------------------------- --------------------- ----------------- ------------------
                                                                                 Varies(1)           Varies(1)
                                                                                 Minimum: 0.01%      Minimum: 0.01%
'  BASE POLICY COST OF INSURANCE (Rate is a % of                                 Maximum: 8.33%      Maximum: 8.33%
   the net amount of insurance coverage at risk)                  Monthly        Example: 0.03%(6,7) Example: 0.04%(6,7)
 ------------------------------------------------- ------------------------------------------ ------- ------------------
'  ADMINISTRATIVE CHARGE                             Monthly Policy Year 1:               $15             $15
                                                     Monthly Policy Year 2+:              $7              $12
------------------------------------------------- -------------------------------- ----------------- ------------------
                                                                                    Varies(2)
'  ADMINISTRATIVE CHARGE PER $1,000 OF               Monthly, for first 10          Minimum: $0.15
   INITIAL SPECIFIED AMOUNT                          Policy Years Only              Maximum: $1.97      Same as current.
                                                                                    Example: $0.18(6)
------------------------------------------------- -------------------------------- ----------------- ------------------
                                                                                    Varies(3)
'  ADMINISTRATIVE CHARGE PER $1,000 OF               Monthly, for first 10          Minimum: $0.15
   INCREASE IN SPECIFIED AMOUNT                      Policy Years Only              Maximum: $1.97      Same as current.
                                                                                    Example: $0.22(6,8)

------------------------------------------------- -------------------------------- ----------------- ------------------
'  COST OF OPTIONAL FEATURES PER $1,000 OF BASE
   POLICY SPECIFIED AMOUNT                                                         Varies(4)
   Waiver of Monthly Deductions on Disability Rider               Monthly          Minimum:  4.03%
   (Rate is a percentage of the total monthly                                      Maximum: 53.68%      Same as current.
   deduction not including this rider.)                                            Example: 7.94%(6,7)

   Disability Benefit Rider (Rate is a % of the                                    Varies(5)
   monthly benefit.)                                              Monthly          Minimum:  0.03%      Same as current.
                                                                                   Maximum:  0.15%
                                                                                   Example:  0.04%(6)

   Term Coverage Rider (Rate is a % of the specified amount                        Varies(1)            Varies (1)
   of rider coverage.)                                            Monthly          Minimum:  0.01%      Minimum: 0.01%
                                                                                   Maximum: 8.33%       Maximum: 8.33%.
                                                                                   Example: 0.03%(6,7)  Example: 0.04%(6,7)
---------------------------------------------------------- ----------------------- ----------------- ------------------

---------------------------------------------------------- ----------------------- ----------------- ------------------
DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS  (to equal the annual % shown)
---------------------------------------------------------------------------------------------------- ------------------
'  RISK CHARGE (for mortality and expense risk)                              Daily.
                                                              Policy Years 1-15/16+   0.75% / 0.30%   0.95% / 0.50%

'  ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE                                 Daily.
                                                              Policy Years 1-15/16+           0.15%           0.15%
---------------------------------------------------------- ----------------------- ----------------- ------------------
                          TOTAL Daily Deduction from Separate Account Assets:         0.90% / 0.45%     1.10%/0.65%
---------------------------------------------------------------------------------- ----------------- ------------------

    We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or it tax treatment of our Company changes.

    The next table describes the subaccount portfolios' fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the subaccount portfolios. More detail concerning each subaccount portfolio's fees and expenses is contained in the series fund prospectus for each subaccount portfolio.

----------------------------------------------------------------------------------------------------------------------
                                                                                                   Net Total Annual
                                                                                                  Portfolio Expenses
                                                                                   TOTAL ANNUAL    after any waivers
                                           Management   Distribution    Other       PORTFOLIO     and reductions, if
                                            Fees        (12b-1) Fees   Expenses      EXPENSES            any
----------------------------------------------------------------------------------------------------------------------
    Minimum Fees                              0.35%       0.25%(1)      0.04%         0.31%            0.30%(2)
----------------------------------------------------------------------------------------------------------------------
    Maximum Fees                              1.10%       0.25%(1)      0.51%         1.61%            1.61%(2)
----------------------------------------------------------------------------------------------------------------------

(1)      Only the Fidelity portfolios charge Distribution (12b-1) Fees.
(2) Some, but not all, of our available subaccount portfolios' annual expenses include waivers and reductions ranging from a contractual waiver and reduction of 0.01% to a contractual waiver and reduction of 1.18%. Some waivers and reductions are voluntary, so may be withdrawn at any time, or are contractual but for limited periods of time and may not be renewed. Detailed terms of any subaccount portfolio's waivers or reductions are contained in the prospectus for that portfolio.

----------------------------------------------------------------------------------------------------------------------
The next table describes interest rates credited to amounts allocated to the
Policy's fixed account and loan accounts, and interest rates charged on amounts borrowed from the Policy.
----------------------------------------------------------------------------------------------------------------------
                                                                                                           Guaranteed
                                                                                                Current     Maximum
INTEREST CREDITED & CHARGED                                                         Credited    Charge      Charge
---------------------------------------------------------------------------------- ---------- ---------- -------------
'        FIXED ACCOUNT                                                              At least
         * Guaranteed minimum annual effective rate.  We may credit a higher         3.50%*      N/A         N/A
           current rate.
---------------------------------------------------------------------------------- ---------- ---------- -------------
'        LOAN ACCOUNT  (effective annual rates)
         Regular Loans                                                               3.50%      5.50%       6.00%
         Reduced Rate Loans  (available only after the 10th Policy Year)             3.50%      3.50%       4.00%
---------------------------------------------------------------------------------- ---------- ---------- -------------

INVESTMENT OPTIONS

         We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

     You may allocate all or a part of your premiums among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in Appendix B to this prospectus.

The value of your Policy will go up () or down () based on the investment performance of the variable investment options you choose. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

         SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS (also see Appendix B)

     The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

     The SEC does not supervise the management or the investment practices or policies of the Separate Account or us. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

         The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as other publicly traded mutual funds with very similar names. The portfolios are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.

         Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

         You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

        You bear the risk that the variable investment options you select may fail to meet their objectives, that they could decrease in value, and that you could lose principal.

              Each Subaccount underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

o        Adding, Deleting, or Substituting Variable Investment Options
         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to add or change the investments of the Separate Account, and to eliminate the shares of any Subaccount underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Calvert CVS Social Money Market Subaccount.

         Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

o        Voting Rights
         As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts in which you invest. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.

         If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote those shares in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we receive instructions from other Policy Owners. The underlying portfolios may not hold routine annual shareholder meetings.

         FIXED ACCOUNT FIXED INTEREST RATE OPTION

There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 3.5% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. Refer to the Policy for additional details regarding the Fixed Account.

All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

         TRANSFERS

         The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. Therefore, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

          Subject to restrictions during the "right to examine period", you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

         Transfer Rules:

          o A transfer is considered any single request to move assets between one or more investment options.
          o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by internet when available.
          o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $100 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
               - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
               - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
          o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES & CREDITS section of this Prospectus for information about how this charge is applied. This fee is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
          o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
               -    may be made only once each Policy Year;
               -    may be delayed up to six months;

               -    is limited during any Policy Year to the greater of:
                    - 25% of the Fixed account value on the date of the transfer during that Policy Year;
                    - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
                    -    $1,000.
          o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
          o If the Policy value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, to the Calvert CVS Social Money Market Subaccount.

         THIRD-PARTY SERVICES

         Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice on a form provided by us. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that charges charged by such third parties for their service are separate from and in addition to charges paid under the Policy.

         MODEL ASSET ALLOCATION

         A model asset allocation program is offered through The Advisor's Group, Inc. ("TAG"), an affiliate of ours. TAG representatives offer a service created by Ibbotson Associates to match the Policy Owner's risk tolerance and investment objectives with a model Subaccount percentage allocation formula. Ibbotson Associates were among the first to develop the modern science of asset allocation. Some research studies have shown that the asset allocation decision is the single largest determinant of portfolio performance. You cannot use the Model Asset Allocation program and the systematic transfer Dollar Cost Averaging program at the same time.

         SYSTEMATIC TRANSFER PROGRAMS

         Transfers under any systematic transfer program do count toward the 15 free transfer limit.

o        Dollar Cost Averaging Program
         Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Calvert CVS Social Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

Dollar Cost Averaging is intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Policy value, protect against a loss, or otherwise achieve your investment goals.

         Dollar Cost Averaging Rules:
          o There is no additional charge for the Dollar Cost Averaging program.
          o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by internet when available.
          o    Automatic transfers can only occur monthly.
          o The minimum transfer amount out of the Calvert Social Money Market Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
          o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
          o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy Month Anniversary following the date the

               Policy's "right to examine" period ends.
          o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Calvert Social Money Market Subaccount or the Fixed Account is less than $100.
          o Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

o        Portfolio Rebalancing Program
         The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

         Portfolio Rebalancing Program Rules:
          o There is no additional charge for the Portfolio Rebalancing program.
          o    The Fixed Account is excluded from this program.
          o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
          o You may have rebalancing occur quarterly, semi-annually or annually.
          o Portfolio Rebalancing is not available when the Dollar Cost Averaging Program is elected.

o        Earnings Sweep Program
         The Earnings Sweep program allows you to rebalance your Policy value by automatically allocating earnings from your Subaccounts among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

         Earnings Sweep Program Rules:
          o    There is no additional charge for the Earnings Sweep program.
          o    The Fixed Account is included in this program.
          o You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
          o You may have your earnings sweep quarterly, semi-annually or annually.

CHARGES

         The following repeats and adds to information provided in the CHARGES & CREDITS TABLES section. Please review both Prospectus sections, and the Policy, for information on charges. For those Policies issued on a unisex basis in certain states or in certain cases, sex-distinct rates do not apply. Except as otherwise stated, charges are deducted pro-rata from your selected Subaccount and Fixed Account investment options; for such charges, you may instead designate the investment options from which all such charges are to be paid.

         TRANSACTION FEES

o        Percent of Premium Charge
         We currently deduct 3% of each Policy premium payment we receive as a Percent of Premium Charge, and we guarantee to never deduct more than 5%. This charge partially offsets premium taxes imposed by some States and local governments and federal taxes on certain capitalized acquisition expenses. We do not expect to profit from this charge. If you surrender your Policy during the first two Policy Years, we will refund the following percentage of this charge that we collect on premiums paid in the first Policy Year: Policy Year 1 - 100%; Year 2 - 50%; Years 3+ - 0%.

o        Surrender Charge - NONE

o        Partial Withdrawal Charge
         Upon a partial withdrawal from your Policy, we may deduct a Partial Withdrawal Charge that is guaranteed to never be greater than the lesser of (1) 2% of the amount withdrawn, or (2) $50; currently this charge is the lesser of
(1) 2% of the amount withdrawn, or (2) $25. This fee will be deducted from the investment options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account. Taxes and tax penalties may apply.

o        Transfer Fee
         We may charge a $10 Transfer Fee for any transfer in excess of 15 transfers per Policy Year. This fee may be deducted from only Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account.

         PERIODIC CHARGES:  MONTHLY DEDUCTIONS FROM POLICY VALUE

         The following charges are deducted from Policy value on each Policy Monthly Anniversary.

o        Cost of Insurance Charge
         The cost of insurance rate per $1,000 of net amount at risk cannot exceed the guaranteed cost of insurance rate that is set forth in the Policy. The maximum cost of insurance each month can be determined by using the guaranteed cost of insurance rate in the below formula for cost of insurance.

         The cost of insurance charge is for providing insurance protection under the Policy. Because the cost of insurance charge depends upon several variables, the cost for each Policy month can vary from month to month. The cost of insurance rate for the initial specified amount of insurance coverage varies by the insured's sex, issue age, risk class, and the length of time the Policy has been in force. The cost of insurance rate for an increase in specified amount varies by the insured's sex, age and risk class at the time of the increase, and the length of time the Policy has been in force since the increase. We may use current cost of insurance rates less than those shown in the Policy, and reserve the right to change them so long as they do not exceed the charges shown in the Policy. Changes will equally apply to similarly situated Policy owners and be based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses. We expect a profit from this charge. Ask for a Policy illustration or see your Policy for these charges applicable to you.

The Cost of Insurance each month equals:
    -  The "Net Amount at Risk" for the month;
       multiplied by
    -  The cost of insurance rate per $1,000 of net amount at risk; divided by
    -  $1,000.

The Net Amount at Risk in any month equals:

    - The death benefit on the Policy Monthly Anniversary, discounted at the guaranteed rate of interest for the Fixed Account for one month; minus
    - The Policy value on the Policy Monthly Anniversary after deducting the charge for any optional features selected and the administrative charges but not the cost of insurance charge.

o        Administrative Charge,
         Administrative Charge per $1,000 of Initial Specified Amount, and Administrative Charge per $1,000 of Increase in Specified Amount

         These administrative charges partially compensate us for our costs in issuing and administering the Policy and operating the Separate Account. We do not anticipate making a profit from these charges.

         The Administrative Charge is currently $15 per month in Policy Year 1 and $7 per month in Policy Year 2 and thereafter, and is guaranteed to never exceed $15 per month in Policy Year 1 and $12 per month in Policy Year 2 and thereafter.

         The Administrative Charge per $1,000 of Initial Specified Amount of insurance coverage varies by the insured's sex, issue age, risk class, and initial specified amount of insurance coverage. Ask for a Policy illustration or see your Policy for these charges applicable to you.

         The Administrative Charge per $1,000 of Increase in Specified Amount of insurance coverage applies to increases in specified amount of insurance coverage after the Policy is issued. This charge varies depending upon the amount of the increase, the insured's sex, and age and risk class at the time of the increase. Ask for a Policy illustration or see your Policy for these charges applicable to you.

o        Cost of Optional Features
         The cost for any optional features you select (sometimes called Policy "Riders") is also deducted monthly from Policy value. See the CHARGES AND CREDITS TABLE for information about the costs of these features, and refer to the Optional Features provision of this prospectus for descriptions of these features. Optional features may not be available in all states.

         PERIODIC CHARGES: DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS

         The following charges are applied daily to Separate Account assets in determining the daily Accumulation Unit value of each Subaccount.

o        Risk Charge
         The Risk Charge is for the mortality risks we assume - that insureds may live for shorter periods of time than we estimate, and also compensates us for the Policy expense risks we assume. In Policy Years 1-15, this charge is currently equal to an annual charge of 0.75% of the assets in the Separate Account, and is guaranteed to never exceed 0.95%. In Policy Years 16+, this charge is currently equal to an annual charge of 0.30% of the assets in the Separate Account, and is guaranteed to never exceed 0.50%. If this charge exceeds our actual costs to cover these risks, the excess goes to our general account. Conversely, if this charge is not enough, we bear the additional expense, not you. We expect a profit from this charge.

o        Asset-based Administrative Expense Charge
         This charge partially compensates us for our costs in issuing and administering the Policy and operating the Separate Account. We do not anticipate making a profit from this charge. This charge is equal to an annual charge of 0.15% of the Policy Separate Account assets.

o        Portfolio Charges
         Each Subaccount's underlying portfolio has investment advisory expenses. These expenses, as of the end of each portfolio's last fiscal year, are stated in this prospectus' CHARGES & CREDITS TABLES section and described in more detail in each fund's prospectus. A portfolio's charges and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These charges and expenses help to pay the portfolio's investment adviser and operating expenses.

OTHER IMPORTANT POLICY INFORMATION

         POLICY APPLICATION AND ISSUANCE

         The insured must be at least age 18 and not over age 85 on the insured's birthday nearest to the Policy Date. To purchase a Policy, you must submit an application, at least the Minimum Initial Premium, and provide evidence of the proposed insured's insurability satisfactory to us. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

            Replacing an existing life insurance policy is not always
             your best choice. Evaluate any replacement carefully.

         The minimum initial specified amount of life insurance is $100,000, which can be a combination of base Policy coverage and term insurance provided by an optional rider. The specified amount of base coverage must be at least $50,000 and at issue must be at least 10% of the total specified amount (base plus term coverage combined).

o        Application in Good Order

         All application questions must be answered, but particularly note these requirements:
          o The Owner's and insured's full name, Social Security number (tax identification number for a business or trust Owner), date of birth, and certain other required information must be included.
          o Your premium allocations must be complete, be in whole percentages, and total 100%.
          o    Initial premium must meet Minimum Initial Premium requirements.
          o Your signature and your agent's signature must be on the application.
          o City, state and date the application was signed must be completed.
          o You must provide all information required for us to underwrite your application (including health and medical information about the insured, and other information we consider relevant).
          o    If you have one, please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
          o    There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.
          o    Your agent must be both properly licensed and appointed with us.

o        Premium Requirements
         Your premium checks should be made payable to "Ameritas Variable Life Insurance Company." We may postpone crediting any payment made by check until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources.

         Minimum Initial Premium
          o At least Minimum Initial Premium sufficient to purchase and cover the Policy charges for the specified amount of insurance coverage and any optional features you apply for.

         Additional Premiums
          o Payment of additional premiums is flexible, but must be enough to cover Policy charges.
          o Planned Periodic Premiums may be paid annually, semi-annually, quarterly, or monthly. You may change your Planned Periodic Premium, subject to our approval. Because Policy value can fluctuate depending upon the performance of your selected variable investment options, payment of your Planned Periodic Premiums does not guarantee that your Policy will remain in force. Your Policy can lapse even if you pay all Planned Periodic Premiums on time.
          o If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Policy value.
          o    Additional premiums are applied pursuant to your current
               allocation instructions, unless you give us different
               instructions by Written Notice or authorized telephone transaction when you make the payment.
          o We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

o        Crediting and Allocating Premium
         Once your application is in good order, we will credit initial net premium to the Policy on the date the Policy is issued pursuant to your allocation instructions. When state or other legal requirements require return of at least the premium payments under a free-look privilege, we allocate all premium to the Calvert CVS Social Money Market subaccount until 13 days after the date the Policy is issued; then, we will allocate your Policy value to the investment options according to your allocation instructions. Other states may allow us to return your Policy value if a Policy is not issued or a free-look privilege is exercised, which may be more or less than the premiums paid.

         Until your Policy is issued, premium payments received by us are held in our general account and are credited with interest at a rate we determine.

         POLICY VALUE

         On your Policy's date of issue, Policy value equals your initial net premium (premium less the Percent of Premium Charge) less the Policy's first monthly deduction. On any Business Day thereafter, your total Policy value equals the sum of Policy value in the Separate Account variable investment options, the Fixed Account, and the Loan Account.

o        Separate Account Value
         Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:

          (a) the per share net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
          (b) the Daily Deduction From Separate Account Assets charges; and this result divided by
          (c) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

         When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

o        Fixed Account Value
         The Policy value of the Fixed Account on any Business Day equals:
          (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
          (b) any net premiums credited to the Fixed Account since the end of the previous Policy month; plus
          (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
          (d) any transfers and transfer fee from the Fixed Account to the Subaccounts since the end of the previous Policy month; minus
          (e) any partial withdrawal and withdrawal charge taken from the Fixed Account since the end of the previous Policy month; minus
          (f) the Fixed Account's share of any monthly deductions from Policy value; minus
          (g)  the Fixed Account's share of charges for any optional features;
               plus
          (h) interest credited on the Fixed Account balance since the end of the previous Policy month.

         MISSTATEMENT OF AGE OR SEX

         If the age or sex of the insured or any person insured by a Policy rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for Policy charges and the cost of such additional benefits at the insured person's correct age or sex.

         SUICIDE

         We will pay only the premiums received, less any partial withdrawals and indebtedness, if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the date the Policy was issued (and in Missouri, the insured intended suicide at the time coverage was applied for). We will pay only the monthly deductions for an increase in specified amount of insurance coverage if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the effective date of any increase (and in Missouri, the insured intended suicide at the time the increase was applied for). Optional feature riders to the Policy may have separate suicide provisions.

         INCONTESTABILITY

         We will not contest the validity of the Policy after it has been in force during the insured's lifetime for two years from the date the Policy was issued or for two years from the date of any reinstatement. We will not contest the validity of an increase in the specified amount of insurance coverage after the Policy has been in force during the insured's lifetime for two years from the effective date of any increase. Any contest of an increase in the specified amount of insurance coverage will be based on the application for that increase. Optional benefit riders to the Policy may have separate incontestability provisions.

         TELEPHONE TRANSACTIONS

Telephone Transactions Permitted
o    Transfers among investment options.
o    Establish systematic transfer programs.
o    Change premium allocations.

How to Authorize Telephone Transactions
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules:
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o    Will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o    May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instruction we reasonably believe to be genuine.

         LAPSE AND GRACE PERIOD

o        Lapse

         Because Policy value can fluctuate depending upon the performance of your selected variable investment options, your Policy can lapse, even if you pay all Planned Periodic Premiums on time.

         This Policy will lapse with no value when Policy value is not enough to cover any due but unpaid charges and, where a Policy loan exists, any loan interest due. However, this Policy will not terminate during a grace period as long as sufficient premium is paid by the end of the grace period to prevent lapse.

                        Lapse of the Policy may result in
                           adverse tax consequences.

o        Grace Period

         If your Policy lapses, we allow you a 61-day grace period to make a premium payment in order to continue the Policy. The grace period begins on the date we mail a notice of the premium necessary to keep this Policy in force. We will mail this notice to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans, surrenders or transfers. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the insured dies during the grace period, we will deduct Policy charges due but not paid from the death benefit proceeds payable.

         REINSTATEMENT

         If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within three years of the date of lapse. To reinstate, we must receive:
          o    Written application signed by you and the insured;
          o Evidence of the insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
          o    Premium at least equal to the greater of:
               (1) An amount sufficient to bring the Cash Surrender Value after the first Monthly Deduction to an amount greater than zero;or
               (2) Three times the current Policy Month's monthly deductions.
          o    Reinstatement of any outstanding Policy debt.

         The effective date of reinstatement will be the Policy Monthly Anniversary date on or next following the date the reinstatement is approved.

         The specified amount of the reinstated Policy may not exceed the specified amount at the time of lapse. The Policy value on the effective date of reinstatement will equal the Policy value as of the beginning of the grace period that ended in termination of the Policy. The surrender charge at reinstatement, if any, will be based on the current Policy Year as if the Policy had never terminated.

         The Policy cannot be reinstated once it has been fully surrendered.

         DELAY OF PAYMENTS OR TRANSFERS

         We will usually pay any amounts from the Separate Account requested as a partial withdrawal or cash surrender within seven days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

         We may defer payments of a full or partial surrender from the Fixed Account for up to six months from the date we receive your Written Notice requesting the surrender.

         BENEFICIARY

         You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable, you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

         If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

         The interest of any beneficiary is subject to that of any assignee.

         POLICY CHANGES

         Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Center and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' first two pages and last page.

         "FREE LOOK" RIGHTS

         Most States give you a limited period of time within which you can cancel your Policy, usually called a "right to examine" or "free look" period. The amount we will refund if you cancel during this period varies, but will always be at least the amount required by the State whose law governs your Policy. The specific terms of your State's "free look" requirements are on the front page of your Policy.

         OPTIONAL FEATURES

         Subject to certain requirements, one or more of the following optional insurance benefits may be added to your Policy by rider. The cost of any optional insurance benefit will be deducted monthly from Policy value as stated in this prospectus' CHARGES & CREDITS TABLE.

o        Waiver of Monthly Deductions on Disability Rider

         This Rider provides that during periods of the insured's total disability, as defined in the Rider, certain Policy charges and charges for any Policy riders will be waived.

o        Disability Benefit Rider

         This Rider provides that during periods of the insured's total disability, as defined in the Rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider.

o        Term Coverage Rider

         This Rider provides term insurance upon the insured's life in addition to the death benefit coverage under the Policy.

         LEGAL PROCEEDINGS

         As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

         HOW TO GET FINANCIAL STATEMENTS

         Financial statements for us and for the separate account are included in a Statement of Additional Information ("SAI"). For information on how to obtain copies of these financial statements, at no charge, see the STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT provision on the back page of this prospectus.

POLICY DISTRIBUTIONS

         The principle purpose of the Policy is to provide a death benefit upon the insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or fully surrender it for its Cash Surrender Value. Tax penalties and surrender charges may apply to amounts taken out of your Policy.

         DEATH BENEFIT

         Upon the insured's death, we will pay to the Policy beneficiary:
          (a) the death benefit on the insured's life under the death benefit option in effect; plus
          (b) any additional life insurance proceeds provided by any optional benefit or rider; minus
          (c)  any outstanding Policy debt; minus
          (d) any due and unpaid Policy charges, including deductions for the month of death.

         We will pay the death benefit after we receive Due Proof of Death of the insured's death and as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to a payment option to the extent allowed by applicable law and any settlement agreement in effect at the insured's death. If neither you nor the beneficiary makes a payment option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

A death benefit is payable upon:
         -   Your Policy being in force;
         -   Our receipt of Due Proof of Death of the Insured;
         - Our receipt of sufficient beneficiary information to make the payment; and
         -   Your election of a payment option.
"Due Proof of Death" is generally a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

o        Death Benefit Options
         You may choose one of two death benefit options. Option A is in effect unless you elect Option B.

Death Benefit Option A
     If you prefer to have favorable investment performance, if any, reflected in higher Policy value rather than increased insurance coverage, you should generally select Option A.

     Under Option A, the death benefit is the greater of:
     (a) the specified amount of insurance coverage on the insured's date of death; or
     (b) the Policy value on the date of death multiplied times the corridor percentage (see below).

Death Benefit Option B

     If you prefer to have favorable investment performance, if any, reflected in increased insurance coverage rather than higher Policy value, you should generally select Option B.
     Under Option B, the death benefit is the greater of:
     (a) the specified amount of insurance coverage on the date of death plus the Policy value; or
     (b) the Policy value on the date of death multiplied times the corridor percentage (see below).

         ------------- ------------ ----------- ----------- ----------- ----------- ----------- -----------
           Attained      Corridor     Attained    Corridor    Attained    Corridor    Attained    Corridor
             Age            %           Age          %          Age          %           Age         %
         ------------- ------------ ----------- ----------- ----------- ----------- ----------- -----------
             0-40         250%
              41          243%          51         178%         61         128%         71         113%
              42          236%          52         171%         62         126%         72         111%
              43          229%          53         164%         63         124%         73         109%
              44          222%          54         157%         64         122%         74         107%
              45          215%          55         150%         65         120%       75-90        105%
              46          209%          56         146%         66         119%         91         104%
              47          203%          57         142%         67         118%         92         103%
              48          197%          58         138%         68         117%         93         102%
              49          191%          59         134%         69         116%        94+         101%
              50          185%          60         130%         70         115%
         ------------- ------------ ----------- ----------- ----------- ----------- ----------- -----------

Changes in Death Benefit Option
         After the first Policy Year, you may change your Policy's death benefit option.

Changes in Death Benefit Option Rules
o    Your request for a change must be by Written Notice.
o You can only change your Policy death benefit option once each Policy Year. The change will be effective on the Policy Monthly Anniversary after we receive your request.
o    There is no fee to change your Policy death benefit option.
o Changing from Option A to Option B: The specified amount is decreased by an amount equal to the total Policy value as of the date of the change.
o Changing from Option B to Option A: The specified amount of insurance will equal the death benefit on the date of the change.
o The change is only allowed if the new specified amount of insurance meets the requirements set forth in the Change in Specified Amount of Insurance Coverage section, below.

o        Change in Specified Amount of Insurance Coverage
         You may change the current specified amount of insurance coverage by Written Notice on a form provided by us, and subject to our approval. A change could have federal tax consequences (see this Prospectus' TAX MATTERS section). Any change will take effect on the Policy Monthly Anniversary on or after the date we receive your Written Notice.

INCREASE () in Coverage Rules
o    No increase is allowed in the first Policy Year.
o The insured's age nearest birthday must be 85 or younger (65 or younger for simplified issue and guaranteed issue rate classes).
o A new application, evidence of insurability, and additional premium for the amount of the increase may be required.
o Minimum amount of an increase in specified amount of insurance coverage is $25,000.
o Cost of insurance charges for the increase will be based upon the insured's attained age and underwriting class at the time of the increase.
o An additional Administrative Charge Per $1,000 of Increase in Specified Amount will be added. See this Prospectus' CHARGES: Monthly Deductions From Policy Value section.
o Additional premium may be required if Policy value at the time of the increase, minus outstanding Policy debt, is less than an amount equal to 12 times what the current monthly deductions from Policy value will be reflecting the increase in specified amount of insurance coverage.

DECREASE () in Coverage Rules
o No decrease is allowed in the first Policy Year nor during the first 12 Policy Months following an increase in specified amount of insurance coverage except for a decrease which is the result of a partial withdrawal.
o The specified amount of coverage after the decrease must be at least $100,000 ($50,000 if the Term Coverage Rider is attached to the Policy). After the insured reaches age 100, the specified amount of coverage after a decrease must be at least $1,000.
o We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.
o For purposes of determining the new Cost of Insurance charge, the decrease will reduce the specified amount of insurance coverage by first reducing the specified amount provided by the most recent increase, then the next most recent increase successively, and finally the Policy's initial specified amount of insurance coverage.

         NO MATURITY DATE

         This Policy does not have a maturity date. However, some States do not allow us to collect cost of insurance charges after you attain age 100. In those States your Policy's specified amount is reduced to $1,000 upon your attained age 100.

         POLICY LOANS

         If you ask, your sales representative or we may be able to provide you with illustrations giving examples of how a loan might affect Policy value, Cash Surrender Value and death benefit. Any loan transaction will permanently affect Policy values.

----------------------------------------------------------------------------------------------------------------------
                             Amount You Can Borrow                               Loan Interest Rate
--------------------------------------------------------------- ------------------------------------------------------
Standard Policy Loan. At any time after the Policy is           Standard Policy Loan. Current net annual loan
issued, you may borrow not less than $200 and up to an amount   interest rate of 2%: we charge a current interest
equal to the Cash Surrender Value, minus guaranteed monthly     rate with a 5.5% effective annual yield (guaranteed
deductions from Policy value for the rest of the Policy Year,   to not exceed 6%), but we also credit an interest
minus interest on Policy debt including the requested loan to   rate with an effective annual yield of 3.5% to any
the next Policy anniversary.                                    amounts in the Loan Account.

--------------------------------------------------------------- ------------------------------------------------------
Reduced Rate Policy Loan. Available after the 10th Policy       Reduced Rate Policy Loan. Current net annual loan
Year. Amount eligible is limited to Policy earnings (Policy     interest rate of 0%: we charge a current interest
value exceeding the amount of premiums paid minus any           rate with a 3.5% effective annual yield (guaranteed
previous partial withdrawals, minus any outstanding Reduced     to not exceed 4%), but we also credit an interest
Rate Policy Loan; but, cannot exceed the maximum available      rate with an effective annual yield of 3.5% to any
loan amount.                                                    amounts in the Loan Account.

Loan Rules
o    The Policy must be assigned to us as sole security for the loan.
o We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a pro rata basis.
o Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from only Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct loan interest on a pro-rata basis from balances in all Subaccounts and the Fixed Account.
o If Policy debt exceeds Policy value minus accrued expenses and charges, you must pay the excess or your Policy will lapse.
o All or part of a loan may be repaid at any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as net premium is allocated on the date of repayment. We will treat any amounts you pay us as a premium unless you specify that it is a loan repayment.
o The death benefit will be reduced by the amount of any loan outstanding and unpaid loan interest on the date of the insured's death.
o We may defer making a loan for up to six months unless the loan is to pay premiums to us.

         FULL SURRENDER

         While the insured is alive, you may terminate the Policy for its Cash Surrender Value. Following a full surrender, all your rights in the Policy end, and the Policy may not be reinstated.

         Full Surrender Rules
          o We will accept a full surrender request signed by you on our form of Written Notice by mail or facsimile.
          o Upon a full surrender of your Policy, we will refund the following percentage of the Percentage of Premium Charge collected during the first Policy Year: during Policy Year 1 - 100%; Year 2 - 50%; Years 3+ - 0%..
          o We may defer surrender payments from the Fixed Account for up to six months from the date we receive your request.

         PARTIAL WITHDRAWAL

         While the insured is alive, you may withdraw part of the Policy value. The amount requested and any partial withdrawal charge will usually be deducted from the Policy value on the date we receive your request if received before 3 p.m. Central Time.

         If Death Benefit Option A (described above) is in effect, then the current specified amount of insurance coverage as well as Policy value will be reduced by the amount of any partial withdrawal.

         If Death Benefit Option B (described above) is in effect, the Policy value will be reduced by the amount of the partial surrender, but the specified amount of insurance coverage will not change.

Partial Surrender Rules
o We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile.
o The applicable Partial Withdrawal Charge is described in your Policy and the CHARGES section of this Prospectus.
o The minimum partial withdrawal amount is $500; the maximum is an amount such that remaining Cash Surrender Value is at least $1,000 or an amount sufficient to maintain the Policy in force for the next 12 months.
o    A partial withdrawal is irrevocable.
o For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
o Partial withdrawals will be deducted from your Policy investment options on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a withdrawal pursuant to your instructions is less than $100, the amounts will be deducted on a pro rata basis.
o Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount. You may direct us to deduct withdrawal amounts from investment options you elect; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct withdrawals on a pro-rata basis from all Subaccounts and the Fixed Account.
o We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.
o Depending upon the circumstances, a partial withdrawal may have tax consequences.

         PAYMENT OF POLICY PROCEEDS

         A primary function of a life insurance policy is to provide payment options for payment of Policy proceeds in a way that best benefits the payee. Policy proceeds are payable upon the insured's death, a full surrender or partial withdrawal of Policy value, or upon any other benefit where certain proceeds are payable. You may elect to have Policy proceeds paid under one of several payment options or as a lump sum. If another option is not chosen within 60 days of the date we receive satisfactory proof of the insured's death, we will make payment in a lump sum to the beneficiary.

         Rules for Payment of Policy Proceeds
          o You, or your beneficiary after your death if you are the insured, may elect a payment option by completing an election form that can be requested from us at any time.
          o Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.
          o An association, corporation, partnership or fiduciary can only receive a lump sum payment or a payment under a fixed period payment option (Options C).
          o Any payment option chosen will be effective when we acknowledge it.
          o We may require proof of your age or survival or the age or survival of the payee.
          o We reserve the right to pay the proceeds in one lump sum when the amount is less than $5,000, or when the payment option chosen would result in periodic payments of less than $100. If any payment would be or becomes less than $100, we also have the right to change the frequency of payments to an interval that will result in payments of at least $100. In no event will we make payments under a payment option less frequently than annually.
          o No payee may commute, encumber or alienate any proceeds under this Policy before they are due. No proceeds are subject to attachment for any debt or obligation of any payee.
          o When the last payee dies, we will pay to the estate of that payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed payment option.

         Payments under the payment options are fixed payments based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. Proceeds to fund payments are transferred to our general account and are no longer a part of the Separate Account. We have sole discretion whether or not to pay a higher interest rate for payment options A, B, C, D or E (see below). Current single premium immediate annuity rates for options D or E are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the date payment of Policy proceeds is to begin, and does not change.

o        Selecting a Payment Option

         Once fixed payments under a payment option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options A to C to options D to F after the date payment of Policy proceeds begins. However, we reserve the right to discontinue this practice.)

The longer the guaranteed or projected payment option period, the lower the amount of each payment.

         Note: If you elect payment options D or E and select a non-guaranteed period, it is possible that only one annuity payment would be made under the payment option if the person whose life the payment is based upon (the "measuring life") dies before the due date of the second payment, only two payments would be made if the "measuring life" died before the due date of the third payment, etc.

         The payment options for receiving Policy proceeds are:

A. Interest Payment. We will pay interest each month at a rate determined by us on the amount retained.

B. Payments for a Fixed Amount. Proceeds are paid in equal monthly installments until proceeds, with interest, have been fully paid. The total annual payment must be at least 5% of the amount retained.

C. Payments for a Fixed Period. Proceeds are paid in equal monthly installments for the specified period chosen not to exceed 20 years. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

D. Lifetime Income. Proceeds are paid as equal monthly installments based on the life of a named person, and continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time or a lump sum refund.

E. Joint and Last Survivor Lifetime Income. Proceeds are paid as equal monthly installments during the joint lives of two individuals and until the last of them dies. Variations provide for a reduced amount of payment during the lifetime of the surviving person.

F.   Lump Sum. Proceeds are paid in one sum.

TAX MATTERS

         The following is only general information about federal tax law and is not intended as tax advice to any individual. Tax laws affecting the Policy are complex, may change and are affected by your facts and circumstances. We cannot guarantee the tax treatment of the Policy or any transaction involving the Policy. You should consult your own tax adviser as to how these general rules and any applicable taxes will apply to you if you purchase a Policy.

         LIFE INSURANCE QUALIFICATION; TAX TREATMENT OF DEATH BENEFIT

         The Internal Revenue Code, as amended (the "Code") defines a life insurance contract for federal income tax purposes. This definition can be met if an insurance contract satisfies either one of two tests set forth in that section. The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the Policy. Thus, there is some uncertainty about how those tests apply to the Policy.

         Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:

          o the death benefit should be fully excludable from the beneficiary's gross income; and
          o you should not be considered in constructive receipt of the Cash Surrender Value, including any increases in Cash Surrender Value, unless and until it is distributed from the Policy.

         We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

         SPECIAL CONSIDERATIONS FOR CORPORATIONS

       Premium paid by a business for a life insurance Policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the Policy. For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from the Policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes. In addition, although increases to the Policy's cash surrender value are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes. In recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor.

         TAX TREATMENT OF LOANS & OTHER DISTRIBUTIONS

         Upon a surrender or lapse of the Policy, if the amount received plus any outstanding Policy debt exceeds the total cost basis in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether a Policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

"Cost Basis in the Policy" means:
      - the total of any premium payments or other consideration paid for the Policy, minus
      -  any withdrawals previously recovered that were not taxable.

Distributions from Policies Classified as Modified Endowment Contracts are subject to the following tax rules:
1) All distributions, including surrenders and partial withdrawals, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy value immediately before the distribution over the cost basis in the Policy at such time.
2) Loans from or secured by the Policy are treated as distributions and taxed accordingly. If you do not repay loan interest, the loan interest itself is treated as a distribution.
3) A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

Distributions from Policies Not Classified as Modified Endowment Contracts are generally treated as first recovering the cost basis in the Policy and then, only after the return of all such cost basis in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy).

         Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that reduced rate loans could be treated as distributions rather than loans.

         Distributions (including upon surrender) and loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax rule. If a Policy which is not now but later becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change will become taxable pursuant to modified endowment contract rules.

         OTHER POLICY OWNER TAX MATTERS

         Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a partial or full surrender, a lapse, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a Policy depends on the circumstances of each Owner or beneficiary.

         Interest paid on Policy loans generally is not tax deductible.

         Aggregation of modified endowment contracts. Pre-death distributions (including a loan, partial surrender, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy. If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within any 12-month period, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.

         Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon your or the beneficiary's individual circumstance.

         Diversification requirements. Investments of the Separate Account must be "adequately diversified" for the Policy to qualify as a life insurance contract under the Code. Any failure to comply with diversification requirements could subject you to immediate taxation on the incremental increases in Policy value plus the cost of insurance protection for the year. However, we believe the Policy complies fully with such requirements.

         Owner control. The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Separate Account may cause you, rather than us, to be treated as the owner of the assets in the Separate Account. To date, no such regulations or guidance has been issued. If you are considered the Owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income.

         The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy premium and Policy values. These differences could result in you being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Separate Account.

         Tax-advantaged arrangements. The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this Policy for the arrangement.

APPENDIX A:  Employee Benefit Plan Information Statement

     This statement informs you, as an independent Fiduciary of the Employee Benefit Plan, of the Sales Representative's relationship to and compensation from Ameritas Variable Life Insurance Company (AVLIC), as well as to describe certain fees and charges under the Executive Select Policy being purchased from the Sales Representative.

     The Sales Representative is appointed with AVLIC as its Sales Representative and is a Securities Registered Representative. In this position, the Sales Representative is employed to procure and submit to AVLIC applications for contracts, including applications for Executive Select.

Commissions, Fees and Charges

     The following commissions, fees and charges apply to Executive Select (Policy):

     Sales Commission: AVLIC pays commission to the broker-dealers, which in turn pay commissions to the registered representative who sells this Policy. The commission may equal an amount up to 30% of premium in the first Policy Year and up to 12% of premium in renewal years. Broker-dealers may also receive a service fee up to an annualized rate of .50% of the Accumulation Value beginning in the fifth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, AVLIC may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives who meet certain production standards may receive additional compensation. From time to time, additional sales incentives may be provided to broker-dealers.

     Cost of Insurance: A monthly charge for the Policy and any riders. The Cost of Insurance Rates are shown on the Policy Schedule.

     Monthly Per Policy Charge: AVLIC will make a per Policy charge of $15.00 per month (maximum $15.00) during the first Policy Year and $7.00 per month (maximum $12.00) thereafter. This charge is guaranteed not to increase above the maximum.

     Monthly per $1000 Charge for Administrative Expenses: The first ten Policy Years, there is a monthly charge per $1000 of initial Specified Amount. In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase. The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk class. (See the Policy Schedule for rates.)

     Daily Asset-Based Administrative Expense Charge: AVLIC makes a daily charge of the value of the average daily net assets of the Separate Account under the policies equal to an annual rate of 0.15% (maximum 0.15%). This charge is subtracted when determining the daily accumulation unit value. This charge is guaranteed not to increase above the maximum and is designed to reimburse AVLIC for administrative expenses of issuing, servicing and maintaining the policies. AVLIC does not expect to make a profit on this fee.

     Mortality and Expense Risk Charge: AVLIC imposes a charge to compensate it for bearing certain mortality and expense risks under the policies. AVLIC makes a daily charge of the value of the average daily net assets of the Account under the policies equal to an annual rate of 0.75% (maximum 0.95%) in Policy Years 1-15 and 0.30% (maximum 0.50%) thereafter. This charge is subtracted when determining the daily accumulation unit value. AVLIC guarantees that this charge will never increase above the maximum. If this charge is insufficient to cover assumed risks, the loss will fall on AVLIC. Conversely, if the charge proves more than sufficient, any excess will be added to AVLIC's surplus. No mortality and expense risk charge is imposed on the Fixed Account.

       Partial and Full Withdrawals: Partial withdrawals may be made, subject to certain restrictions. The Death Benefit will be reduced by the amount of the partial withdrawal. A partial withdrawal is subject to a maximum charge not to exceed the lesser of $50 or 2% of the amount withdrawn (currently, the partial withdrawal charge is the lesser of $25 or 2%). You may Surrender the Policy at any time for its Cash Surrender Value. There is no surrender charge.

     Percent of Premium Charge: AVLIC will deduct a percent of premium charge upon receipt of a premium payment. Currently, this charge is 3.0% of the premium paid (maximum 5.0%).

     Fund Investment Advisory Fees and Expenses: At the direction of the Policy Owner, the Separate Account purchases shares of Funds which are available for investment under this Policy. The net assets of Separate Account VL will reflect the value of the Fund shares and therefore, investment advisory fees and other expenses of the Funds. A complete description of these fees and expenses is contained in the Funds' prospectuses.

APPENDIX B:  Variable Investment Option Portfolios

         The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

         This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio accompanying this prospectus for more information about that portfolio, including detailed information about the portfolio's fees and expenses, investment strategy and investment objective. To get a copy of any portfolio prospectus, contact your representative or us as shown on page 2 or the last page of this prospectus.

-------------------------------------- -------------------------------------------------------------------------------
          Separate Account
             Portfolio                   Summary of Investment Strategy (unless evident from the protfolio's name)
-------------------------------------- -------------------------------------------------------------------------------
               ALGER                                     Offered through The Alger American Fund
                                                          Advised by Fred Alger Management, Inc.
-------------------------------------- -------------------------------------------------------------------------------
Alger American Growth
-------------------------------------- -------------------------------------------------------------------------------
Alger American MidCap Growth
-------------------------------------- -------------------------------------------------------------------------------
Alger American Small Capitalization
-------------------------------------- -------------------------------------------------------------------------------
         CALVERT PORTFOLIOS                  Offered through Calvert Variable Series, Inc. Calvert Portfolios
                                                       Advised by Calvert Asset Management Company
                                                           (Both are Ameritas Acacia Companies)
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Balanced
-------------------------------------- -------------------------------------------------------------------------------
CVS Social International Equity
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Mid Cap Growth
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Money Market
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Small Cap Growth
-------------------------------------- -------------------------------------------------------------------------------
     FIDELITY (Service Class 2)                Offered through Variable Insurance Products: Service Class 2
                                                   Advised by Fidelity Management and Research Company
-------------------------------------- -------------------------------------------------------------------------------
VIP Contrafund Common stocks of companies whose value is not fully recognized.
-------------------------------------- -------------------------------------------------------------------------------
VIP Equity-Income
-------------------------------------- -------------------------------------------------------------------------------
VIP High Income
-------------------------------------- -------------------------------------------------------------------------------
         NEUBERGER BERMAN                     Offered through Neuberger Berman Advisers Management Trust.
                                                       Advised by Neuberger Berman Management Inc.
-------------------------------------- -------------------------------------------------------------------------------
AMT Growth
-------------------------------------- -------------------------------------------------------------------------------
AMT Limited Maturity Bond
-------------------------------------- -------------------------------------------------------------------------------
AMT Partners Common stocks of mid- to large-cap companies.
-------------------------------------- -------------------------------------------------------------------------------
          OPPENHEIMER FUNDS                         Offered through Oppenheimer Variable Account Funds
                                                            Advised by Oppenheimer Funds, Inc.
-------------------------------------- -------------------------------------------------------------------------------
Aggressive Growth /VA
-------------------------------------- -------------------------------------------------------------------------------
Capital Appreciation /VA Common stocks of well-known established companies.
-------------------------------------- -------------------------------------------------------------------------------
igh Income /VA
-------------------------------------- -------------------------------------------------------------------------------
Main Street Growth & Income /VA Equity and debt securities, including small to medium capital issuers.
-------------------------------------- -------------------------------------------------------------------------------
Strategic Bond /VA                     Diversified portfolio of high yield fixed-income securities, including foreign government and corporate debt securities, U.S. government securities, and "junk bonds."
-------------------------------------- -------------------------------------------------------------------------------
              SCUDDER                             Offered through Deutsche Asset Management VIT Funds
                                                        Advised by Deutsche Asset Management, Inc.
-------------------------------------- -------------------------------------------------------------------------------
VIT Equity 500 Index                   Common stocks of companies that comprise the S&P 500 Index.
-------------------------------------- -------------------------------------------------------------------------------
VIT Small Cap Index                    Statistically selected sample of the securities found in the Russell 2000
                                       Index.
-------------------------------------- -------------------------------------------------------------------------------
VIT EAFE(R)Equity Index                 Stocks and other securities representative of the EAFE(R)Index as a whole.
-------------------------------------- -------------------------------------------------------------------------------
         TEMPLETON (Class 2)               Offered through Franklin Templeton Variable Insurance Products Trust
                                                       Advised by Templeton Investment Counsel, LLC
-------------------------------------- -------------------------------------------------------------------------------
Global Asset Allocation
-------------------------------------- -------------------------------------------------------------------------------
Foreign Securities
-------------------------------------- -------------------------------------------------------------------------------
               VAN ECK                              Offered through Van Eck Worldwide Insurance Trust.
                                                              Advised by Van Eck Associates
-------------------------------------- -------------------------------------------------------------------------------
Worldwide Hard Assets                  Investing globally, primarily in securities of companies that derive most of revenue or profit from exploration, development, production or distribution of precious metals, natural resources, real estate or commodities.
----------------------------------------------------------------------------------------------------------------------

DEFINED TERMS

Accumulation Units are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

Business Day is each day that the New York Stock Exchange is open for trading.

Cash Surrender Value is the total Policy value less outstanding loans and loan interest, less any due but unpaid Policy charges.

Fixed Account is an account that credits a fixed rate of interest guaranteed by us and is not affected by the experience of the variable investment options of the Separate Account. The Loan Account is part of our general account.

Loan Account is an account we maintain for your Policy if you have a Policy loan outstanding. The Loan Account is credited with interest and is not affected by the experience of the variable investment options of the Separate Account. The Loan Account is part of our general account.

Owner, You, Your is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

Policy Date is the effective date for Policy coverage. It is usually, but need not be, the same as the date the Policy is issued.

Policy Year/Month/Anniversary are measured from respective anniversary dates of the Policy Date of your Policy.

Premium
   Minimum Initial Premium is the minimum premium necessary to initiate coverage under the Policy.
   Planned Periodic Premium is a schedule of equal premiums payable at fixed intervals chosen by you, the Owner. You need not follow this schedule, nor will following it ensure that the Policy will remain in force.

Subaccount is a variable investment option division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single, underlying, non-publicly traded portfolio issued through a series fund.

Valuation Period is the period commencing at the close of business of the New York Stock Exchange on each Business Day and ending at the close of business on the next succeeding Business Day.

We, Us, Our, Ameritas, AVLIC - Ameritas Variable Life Insurance Company.

Written Notice or Request -- Written notice, signed by you, in good order, on a form approved by or acceptable to us, that gives us the information we require and is received at AVLIC, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-6153. Call us if you have questions about what form or information is required.

        IMSA

       We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.

       ILLUSTRATIONS

       Illustrations are tools that can help demonstrate how the Policy operates, given the Policy's charges, investment options and any optional features selected, how you plan to accumulate or access Policy value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy's death benefits, Cash Surrender Values and Policy values with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your sales representative or us (at our toll-free telephone number) to provide an illustration, without charge, based upon your specific situation.

       STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT

     A Statement of Additional Information ("SAI") about us is incorporated into this prospectus by reference. You may obtain a copy without charge upon request to our toll-free telephone number shown to the left. Information about us (including the SAI), is available on the SEC's Internet site at www.sec.gov, or can be reviewed and copies made at or ordered from (for a fee) the SEC's Public Reference Room, 450 Fifth St., NW, Washington, D.C. 20549-0102. (Direct questions to the SEC at 202-942-8090.)

       REPORTS TO YOU

       We will send you a statement at least annually showing your Policy's death benefit, Policy value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrender, partial withdrawals, and other Policy transactions as they occur. You will receive such additional periodic reports as may be required by the SEC.

                                   THANK YOU
                       for reviewing this Prospectus. You
                          should also review the series
                           fund prospectuses for those
                         Subaccount variable investment
                        option underlying portfolios you
                                 wish to select.

                             IF YOU HAVE QUESTIONS,
                    wish to request a Statement of Additional
                    Information, or want information about a
                         Policy including a personalized
                        illustration, contact your sales
                     representative, or write or call us at:

                    Ameritas Variable Life Insurance Company
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              variable.ameritas.com

                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Policy elections and changes. Many can be found in the "on-line services" section of our Web Site. Or, call us at our toll-free number and we'll send you the form you need.





(C) Ameritas Variable Life Insurance Company


                                   Last Page

Statement of Additional Information: October ___, 2002
to accompany Policy Prospectus dated:  October ___, 2002
EXECUTIVE SELECT,
REGENT 2000 and ALLOCATOR 2000
Flexible Premium
Variable Universal Life Insurance Policies
                                          Ameritas Variable Separate Account VL


TABLE OF CONTENTS                                Page

About Our Company..................................1

Underwriter........................................2
Distribution of the Policy
More Information on Charges
         Waiver of Certain Charges
         Underwriting Procedure

Distribution of Materials..........................3
Advertising
Performance Data

Financial Statements...............................4
--------------------------------------------------------------------------------

Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                             Ameritas Variable Life
                               Insurance Company,
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              variable.ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

         This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Policy prospectus and should be read together with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 82550, Lincoln, Nebraska 68501, by e-mailing us through our Web site at variable.ameritas.com, or by calling us at 1-800-745-1112. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.

         ABOUT OUR COMPANY

         Ameritas Variable Separate Account VL was established as a separate investment account of Ameritas Variable Life Insurance Company ("we, us, our, Ameritas") on May 17, 2002. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust. We issue the Policy described in this prospectus and are responsible for providing each Policy's insurance benefits. We are a stock life insurance company organized under the insurance laws of the State of Nebraska in 1983. We are an indirect majority-owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas Life Insurance Corp. ("Ameritas Life"), Nebraska's first insurance company - in business since 1887, and Acacia Life Insurance Company, a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869.

         We are engaged in the business of issuing life insurance and annuities throughout the United States (except New York), with an emphasis on products with variable investment options in underlying portfolios. The Ameritas Acacia companies are a diversified family of financial services business offering the above listed products and services as well as mutual funds and other investments, financial planning, retirement plans and 401(k) plans, group dental and vision insurance, banking and public financing.


                                     SAI:1

         UNDERWRITER

         The Policy is no longer being sold, but when it was it was offered continuously and distributed by The Advisors Group ("TAG"), 7315 Wisconsin Avenue, Bethesda, Maryland 20814. TAG, an affiliate of ours, is also an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company. TAG is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

                                                    YEAR:       1999             2000             2001
---------------------------------------------------------- ---------------- ---------------- ----------------
Variable annuity commission we gave to TAG that were          $921,734        $1,088,714        $576,482
paid to other broker-dealers and representatives (not
kept by TAG).
---------------------------------------------------------- ---------------- ---------------- ----------------
Variable annuity commission earned and kept by TAG.             none             None             none
---------------------------------------------------------- ---------------- ---------------- ----------------
Fees we paid to TAG for variable annuity Principal            $7,200            $7,200           $7,200
Underwriter services.
---------------------------------------------------------- ---------------- ---------------- ----------------

         DISTRIBUTION OF THE POLICY

         Our underwriter, TAG, enters into contracts with various broker-dealers ("Distributors") to distribute Policies. These Distributors are registered with the SEC and are members of the National Association of Securities Dealers, Inc. ("NASD"). All persons selling the Policy must be registered representatives of the Distributors, and must also be licensed as insurance agents to sell variable insurance products.

         Executive Select Policy: Commission may equal an amount up to 30% of premium in the first year and up to 12% of premium in renewal years. Broker-dealers may also receive a service fee up to an annualized rate of 0.5% of the Policy value beginning in the fifth Policy Year.

         Regent 2000 and Allocator 2000 Policies: Commission may equal an amount up to 95% of premium in the first year, up to 20% of premium paid in years 2-4, and up to 2% of the Policy value beginning in the fifth Policy Year.

Compensation arrangements may vary among broker-dealers. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' Charges and Deductions section.

         MORE INFORMATION ON CHARGES

o        Waiver of Certain Charges

         When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding charges charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue, or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. Any fee waiver will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to State approval.

o        Underwriting Procedure

         The Policy's cost of insurance depend upon the insured's sex, issue age, risk class, and length of time the Policy has been in force. The rates will vary depending upon tobacco use and other risk factors. Guaranteed cost of insurance rates are based on the insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables without smoker distinction. The maximum rates for the table-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

       The cost of insurance rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

                                     SAI:2

       If the rating class for any increase in the specified amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the cost of insurance rate, as discussed earlier.

       The actual charges made during the Policy year will be shown in the annual report delivered to Policy owners.

         DISTRIBUTION OF MATERIALS

         We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

         ADVERTISING

         From time to time, we may advertise performance information for the Subaccounts and their underlying portfolios. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios.

         We may provide hypothetical illustrations of Policy value, Cash Surrender Value and death benefit based on historical investment returns of the underlying portfolios for a sample Policy based on assumptions as to age, sex and risk class of the insured, and other Policy-specific assumptions.

         We may also provide individualized hypothetical illustrations calculated in the same manner as stated above but based upon factors particular to your Policy.

         PERFORMANCE DATA

         From time to time, we may advertise performance for the Subaccount variable investment options. Performance data is available on our website and is authorized for use with prospective investors only when accompanied or preceded by current product and fund prospectuses containing detailed information about the Policy, investment, limitations and risks.

         Performance returns reflect fees and charges assessed by the fund companies and current mortality and expenses and administrative risk charges deducted from separate account assets. Some portfolio advisors have agreed to limit their expenses; without these limits, performance would have been lower. The returns shown on our website do not reflect the Policy's transaction fees and periodic charges. If these fees and charges were deducted, the performance quoted would be lower. Yields shown are typically "annualized" yields. This means the income generated during the measured seven days is assumed to be generated each week over a 52-week period, and not reinvested, and is shown as a percentage of the investment.

         We encourage you to obtain a personalized illustration which reflects all charges of the Policy and the impact of those charges upon performance; contact your registered representative or us to obtain an illustration, without charge, based upon your specific situation. See the Policy prospectus for detailed information about Policy charges and portfolio prospectuses for each portfolio's expenses.

         For periods prior to the date the Policy subaccount began operation, performance data will be calculated based on the performance of the underlying portfolio and the assumption that the Subaccounts were in existence for the same periods as those indicated for the underlying portfolio with the level of Policy charges that were in effect at the inception of the Subaccount.

         Past performance is no guarantee of future results. The return and principal value of an investment will fluctuate so that investor's shares, when redeemed, may be worth more or less than their original cost.

                                     SAI:3

         FINANCIAL STATEMENTS

         The financial statements of Ameritas Variable Life Insurance Company as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 have been audited by Deloitte & Touche LLP, 1248 "O" Street Suite 1040, Lincoln, Nebraska 68508, independent auditors. The financial statements are included in this Statement of Additional Information, as stated in the independent auditor's reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         Since Ameritas Variable Separate Account VL will not commence operations until this registration has been granted and the first Policy is sold, there are no financial statements for the Subaccounts of the Separate Account as of the effective date of the Policy prospectus.

            [Financial Statements will be included in a pre-effective
                        amendment to this Registration.]


                                     SAI:4

   PART C

                                OTHER INFORMATION

     Item 27.     Exhibits

     Exhibit
     Number       Description of Exhibit

     (a) Board of Directors Resolution of Ameritas Variable Life Insurance Company Establishing Ameritas Variable Separate Account VL. 1
     (b)          Custodian Agreements. Not Applicable.
     (c)          Form of Principal Underwriting Agreement. 1
     (d)          Form of Assumption Certificate. 1,2
     (e)          Form of Application. Not Applicable.
     (f)          Articles of Incorporation of Ameritas Variable Life Insurance
                  Company. 3
                  Bylaws of Ameritas Variable Life Insurance Company. 4
     (g)          Form of Assumption Reinsurance Agreement. 1
     (h)          Participation Agreements:
                           The Alger American Fund. 5
                           Calvert Variable Series, Inc. 6
                           Variable Insurance Products Funds. 5
                           Neuberger Berman Advisers Management Trust. 1 Oppenheimer Variable Account Funds. 1
                           Deutsche Asset Management VIT Funds. 1
                           Franklin Templeton Variable Insurance Products
                             Trust. 1
                           Van Eck Worldwide Insurance Trust. 1
     (i)          Administrative Contracts. Not Applicable.
     (j)          Other Material Contracts: Powers of Attorney. 7
     (k)          Legal Opinion of Donald R. Stading.
     (l)          Actuarial Opinion. Not Applicable.
     (m)          Calculation. Not Applicable.
     (n)          Other Opinions: Independent Auditors' Consent. *
     (o)          No financial statements are omitted from Item 24. *
     (p)          Initial Capital Agreements. Not applicable.
     (q)          Redeemability Exemption.*

1 Incorporated by reference to the Registration Statement for Ameritas Variable Separate Account VA Allocator 2000 Annuity, filed on July 1, 2002.
2 Also See Form of Policy incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on for Acacia National Variable Life Insurance Separate Account I File No. 333-95593, filed on April 28, 2000.
3 Incorporated by reference to initial registration statement for Ameritas Variable Life Insurance Company, Separate Account V File No. 333-15585, filed on November 5, 1996.
4 Incorporated by reference to pre-effective amendment to registration statement for Ameritas Variable Life Insurance Company, Separate Account V File No. 333-15585, filed on January 17, 1997.
5 Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-14845, filed November 22, 2000.
6 Incorporated by reference to the registration statement for Ameritas Variable Life Insurance Company, Separate Account VA-2, File No. 33-14774, filed on March 26, 1992.
7 Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account VA-2, File No. 333-46675, filed on March 29, 2002.

*          To be provided by Pre-Effective Amendment.

Item 28.   Directors and Officers of the Depositor

         Name and Principal                          Position and Offices
         Business Address                            with Depositor

         Lawrence J. Arth*                           Director, Chairman of the Board and Chief Executive Officer
         William J. Atherton*                        Director, President and Chief Operating Officer
         Kenneth C. Louis*                           Director and Executive Vice President
         Thomas C. Godlasky**                        Director, Senior Vice President and Chief Investment Officer
         JoAnn M. Martin*                            Director, Vice President and Chief Financial Officer
         Gary R. McPhail**                           Director and Executive Vice President
         Robert C. Barth*                            Controller
         Raymond M. Gilbertson*                      Vice President - Corporate Compliance
         William W. Lester*                          Treasurer
         Thomas N. Simpson*                          Senior Vice President and National Sales Manager
         Donald R. Stading*                          Secretary and General Counsel

* Principal business address: Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.

**Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.

Item 29.      Persons Controlled by or Under Common Control with the Depositor or the Registrant

Name of Corporation (state where organized)                            Principal Business
-------------------------------------------                            ------------------

Ameritas Acacia Mutual Holding Company (NE)............................mutual insurance holding company
     Ameritas Holding Company (NE).....................................stock insurance holding company

         Acacia Life Insurance Company (DC)............................life insurance company
              Acacia Financial Corp. (MD)..............................holding company
              ----------------------
                  Acacia Federal Savings Bank (DE).....................federally chartered bank
                     Acacia Property & Casualty Insurance
                     Agency, Inc. (VA).................................insurance agency
                     Acacia Service Corp. (VA).........................deposit solicitation
                     Acacia Title Agency, Inc. (VA)....................title company
                  Acacia Realty Corporation (DC).......................real estate joint venture company
                  Calvert Group. Ltd. (DE).............................holding company
                     Calvert Asset Management Company (DE).............asset management services
                     Calvert Shareholder Services, Inc. (DE)...........administrative services
                     Calvert Administrative Services Company (DE)......administrative services
                     Calvert Distributors, Inc. (DE)...................broker-dealer
              Acacia National Life Insurance Company (DC)..............variable life/annuity insurance company
              --------------------------------------
              Acacia Realty Square, LLC (DE)...........................property management company
              -------------------------
              Enterprise Resources, LLC (DE)...........................class II insurance sales
              -------------------------

         Ameritas Life Insurance Corp. (NE)............................life/health insurance company
              AMAL Corporation (NE)....................................a joint venture holding company between Ameritas Life
              ----------------                                         Insurance Corp. (52.53%), AmerUs Life Insurance Company
                                                                       (33.59%), Acacia Life Insurance Company (3.48%),
                                                                       Acacia National Life Insurance Company (7.43%), and Acacia
                                                                       Financial Corp. (2.97%)
                  Ameritas Investment Corp. (NE).......................securities broker dealer & investment advisor
                  Ameritas Variable Life Insurance Company (NE)        life insurance company
                  The Advisors Group, Inc. (DE)........................securities broker-dealer, investment advisor
                     Advisors Group Insurance Agency of Texas,
                        Inc. (TX)......................................broker-dealer insurance broker
                     Acacia Insurance Agency of Massachusetts,
                        Inc. (MA)......................................broker-dealer insurance broker
                     The Advisors Group Insurance Agency of Ohio,
                        Inc. (OH)......................................broker-dealer insurance broker
                     The Advisors Group Insurance Agency of Alabama,
                        Inc. (AL)......................................broker-dealer insurance broker
              Ameritas Investment Advisors, Inc. (NE)..................investment advisor
              ----------------------------------
              Ameritas Managed Dental Plan, Inc. (CA)..................managed care dental insurance company
              ----------------------------------
              First Ameritas Life Insurance Corp. of New York (NY).....life insurance company
              -----------------------------------------------
              Lincoln Gateway Shopping Center, Inc. (NE)...............real estate investment and management
              -------------------------------------
              Pathmark Assurance Company (NE)..........................third-party administrator and reinsurer of dental and
              --------------------------                               eye care insurance plans
              Veritas Corp. (NE).......................................insurance marketing agency
              -------------

Subsidiaries are indicated by indentations. Ownership is 100% by the parent company except as noted.

Item 30.      Indemnification

Ameritas Variable Life Insurance Company's By-laws provide as follows:

     "The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

     Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amount paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.      Principal Underwriter

(a)  Other Activity.
     The Advisors Group, Inc. is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, and is also the principal underwriter for Acacia National Life Insurance Company Separate Account I variable life insurance policies, Acacia National Life Insurance Company Separate Account II variable annuities, and Ameritas Variable Separate Account VA variable annuity policies.

(b)  Management.
     The following table sets forth-certain information regarding directors and officers of The Advisors Group:

         Name and Principal                           Positions and Offices
         Business Address*                            With Underwriter
         -----------------                            ----------------
         Charles T. Nason                             Chairman of the Board
         Salene Hitchcock-Gear                        Director, President and Chief Executive Officer
         David A. Glazer                              Regional Vice President
         Scott A. Grebenstein                         Director, Senior Vice President, Product Development and Financial Operations
         Robert-John H. Sands                         Director

        * The principal business address of each person listed is:
                          The Advisors Group, Inc.
                          7315 Wisconsin Avenue
                          Bethesda, Maryland 20814



(c)  Compensation From the Registrant.

       (1)                             (2)                 (3)                   (4)              (5)
                                                     Compensation on

                                Net Underwriting   Events Occasioning

Name of Principal                 Discounts and    the Deduction of a         Brokerage          Other
  Underwriter                    Commissions      Deferred Sales Load       Commissions      Compensation
---------------                ---------------    --------------------      ------------     ------------
The Advisors Group, Inc.
("TAG")                                $0                  $0                    $0               $0

(2)+(4)+(5) = Gross variable life insurance compensation received by TAG.
(3) = Sales compensation received and paid out by TAG as underwriter, TAG retains 0.
(4) = Sales compensation received by TAG for retail sales.
(5) = Sales compensation received by TAG and retained as underwriting fee.

Item 32.  Location of Accounts and Records

     The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.

Item 33.  Management Services

     Not Applicable.


Item 34.  Fee Representation

     Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

Pursuant to requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Ameritas Variable Separate Account VL, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 26th day of June, 2002.

                               AMERITAS VARIABLE SEPARATE ACCOUNT VL, Registrant

                             AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor



                                                  By:  Lawrence J. Arth*
                                                     --------------------------
                                                       Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on June 26, 2002.

         SIGNATURE                                             TITLE

     Lawrence J. Arth *                     Director, Chairman of the Board and Chief Executive Officer

     William J. Atherton *                  Director, President and Chief Operating Officer

     Kenneth C. Louis *                     Director, Executive Vice President

     Gary R. McPhail *                      Director, Executive Vice President

     Thomas C. Godlasky *                   Director, Senior Vice President and Chief Investment Officer

     JoAnn M. Martin *                      Director, Vice President and Chief Financial Officer

     Robert C. Barth *                      Controller (Principal Accounting Officer)

     William W. Lester *                    Treasurer (Principal Financial Officer)


  /s/ Donald R. Stading                     Secretary and General Counsel
-------------------------
      Donald R. Stading

     o    Signed by Donald R. Stading under Powers of Attorney executed effective as of
          January 25, 2001.

                                  Exhibit Index

     Exhibit

       (k)      Legal Opinion of Donald R. Stading